August 14, 2013

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Income Funds; Post-Effective Amendment No. 102
-- Neuberger Berman Emerging Markets Income Fund
-Class A, Class C and Institutional Class
-1933 Act File No. 002-85229
-1940 Act File No. 811-03802

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on July 2, 2013, regarding your review of Post-Effective Amendment No. 102 to the registration statement on Form N-1A for Neuberger Berman Income Funds (“Registrant”) on behalf of its new series listed above (the “Fund”). Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 102 was initially scheduled to become effective on July 29, 2013; however, we filed a series of 485BXT from July 29, 2013 to August 7, 2013 ultimately extending the effective date to August 14, 2013. We expect to file Post-Effective Amendment No. 108 on August 14, 2013, which will become effective immediately pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please confirm that the fee table for the Fund includes a separate line item for acquired fund fees and expenses if acquired fund fees and expenses for the Fund exceed 0.01% of average daily net assets.

Response:  The Registrant confirms that the estimated acquired fund fees and expenses for the Fund do not exceed 0.01% of average daily net assets so a separate line item for acquired fund fees and expenses is not included in the fee table.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 14, 2013

Comment 2:  In the first sentence of footnote 2 to the “Fees and Expenses” section, please add “current” before fiscal year.

Response:  The Registrant has made the requested change.

Comment 3:  Please move the footnotes to the “Fees and Expenses” section so they appear directly after the fee table.

Response:  No change was made in response to this comment since the footnotes do appear directly after the fee table in the printed version of the prospectus; the footnotes appear differently on Edgar due to the Edgar formatting of the prospectus.

Comment 4:  In the first sentence of the “Principal Investment Strategies” section, please clarify what is meant by “other instruments.”

Response:  The Registrant has revised the first sentence of the “Principal Investment Strategies” section as follows:

To pursue its goal, the Fund normally invests at least 80% of its net assets plus the amount of any borrowings for investment purposes, in debt ~~and other~~ instruments of issuers that are tied economically to emerging market countries and derivative instruments that provide investment exposure to such debt instruments.

Comment 5:  In the “Principal Investment Strategies” section, please add the definition of emerging market issuers that appears in the second paragraph of the “Securities of Issuers in Emerging Market Countries” in the “Additional Investment Information” section of the SAI.

Response:  The Registrant has added the following to the first paragraph of the “Principal Investment Strategies” section:

In determining where an issuer of a security is based, the Portfolio Managers may consider such factors as where the company is legally organized, maintains its principal corporate offices and/or conducts its principal operations.

Comment 6:  In the fourth sentence of the “Principal Investment Strategies” section, please clarify what is meant by “quasi-sovereign” issuers.

Response:  The Registrant has added the following to the first paragraph of the “Principal Investment Strategies” section:

The Fund may invest in sovereign, quasi-sovereign (i.e., securities of issuers that are directly or indirectly wholly-owned by the government or that are explicitly guaranteed by the government)and corporate issuers.

Comment 7:  In the last sentence of the first paragraph of the “Principal Investment Strategies” section, please confirm the name of the JPMorgan Government Bond Global

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 14, 2013

Diversified Index is accurate or revise the sentence to list the correct name of the index being referenced.

Response:  The Registrant confirmed the name of the above listed index should be JPMorgan Government Bond Index - Emerging Markets Global Diversified and revised the sentence to list the correct name.

Comment 8:  If the Fund limits its investments in below investment grade securities or derivative instruments, please disclose those limits in the “Principal Investment Strategies” section.

Response:  The Registrant confirms that the Fund does not limit its investments in below investment grade securities or derivative instruments.

Comment 9:  If the Fund has a target average duration, please add that disclosure in the “Principal Investment Strategies” section.

Response:  The Registrant confirms that the Fund does not have a target average duration.

Comment 10:  Please confirm the market value (rather than the notional value) of derivatives and other synthetic instruments will be used for the purposes of calculating the Fund’s adherence to its 80% policy on emerging markets.

Response:  The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that is commensurate with the focus suggested by its name. Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this amount will be the mark-to-market value of the instrument. In other cases, however, the Fund may determine that the notional value is more indicative of the investment exposure of the Fund.

Comment 11:  Please confirm whether investments in loan assignments or participation interests in loans may be considered principal investment strategies of the Fund.  If so, please add participation interests in loans and loan assignments to the “Principal Investment Strategies” section and please add corresponding risk disclosure.

Response:  The first paragraph on page 4 already includes loan assignments or participation interests in loans in the “Principal Investment Strategies” section.  Separately, the “Principal Investment Risks – Loan Interests Risk” section already discusses participation interests and the Registrant has revised this section to include the following:

Loan assignments are purchased from a lender and typically result in the purchaser succeeding to all rights and obligations under the loan agreement between the assigning

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 14, 2013

lender and the borrower. However, loan assignments may be arranged through private negotiations, and the rights and obligations acquired by the purchaser of a loan assignment may differ from, and be more limited than, those held by the assigning lender.

Comment 12:  In the sixth paragraph of the “Principal Investment Strategies” section, please briefly explain sukuk bonds.

Response:  The Registrant has revised the last sentence of the second paragraph of the “Principal Investment Strategies” section to delete the references to sukuk in this sentence and throughout the prospectus, and to move the disclosure to the SAI, as the Registrant has determined that sukuk will not constitute part of the Fund’s principal investment strategy.

Comment 13:  In the sixth paragraph of the “Principal Investment Strategies” section, if the Fund will invest in a specific type of loans, please briefly explain the specific loans.

Response:  The Registrant confirms the Fund does not intend to invest directly in a specific type of loan.  The Fund may invest in participation interests in loans and loan assignments.

Comment 14:  Please confirm that the Fund will segregate assets sufficient to cover the notional value when it is the seller of a credit default swap.

Response:  The Registrant confirms the Fund currently intends to segregate assets sufficient to cover the notional value when it is the seller of a credit default swap, but reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

Comment 15:  In the eighth paragraph of the “Principal Investment Strategies” section, briefly explain “other pooled vehicles.”  Also, if other pooled investment vehicles includes

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 14, 2013

3(c)(1) and 3(c)(7) funds, please confirm the Fund will not invest more than 10% of its assets in such funds.

Response:  The Registrant has revised the eighth paragraph of the “Principal Investment Strategies” section as follows:

The Fund may invest up to 20% of its net assets in equity securities, including warrants.

Comment 16:  If the Fund will provide notice to shareholders prior to changing its goal, please disclose this in the last paragraph of the “Principal Investment Strategies” section.

Response: No change was made in response to this comment since Item 9(a) of Form N-1A only requires disclosure that a goal can be changed without shareholder approval and does not require any disclosure regarding providing notice to shareholders prior to such a change.

Comment 17:  Please move the second and third sentences of the last paragraph of the “Principal Investment Strategies” section out of the summary portion of the prospectus.

Response:  No change was made in response to this comment. In light of the requirement in Rule 35d-1 that the Fund have a policy requiring 60 days notice of any change in the policy requiring the Fund to invest at least 80% of its net assets in the types of securities suggested by the Fund’s name if it does not have a “fundamental” policy to this effect, the Registrant believes the language is important disclosure that should not be moved to a different section.

Comment 18:  Please consider revising the sixth sentence in “Interest Rate Risk” in the “Principal Investment Risks” section to state that “investors may buy derivatives with borrowed money.”

Response:  The Registrant has revised the sixth sentence in “Interest Rate Risk” in the “Principal Investment Risks” section as follows:

For example, because ~~many~~ investors may buy derivatives with borrowed money, an increase in interest rates can cause a decline in those markets.

Comment 19:  In “Prepayment and Extension Risk” in the “Principal Investment Risks” section, please briefly explain what is meant by unexpected interest rate trends or an excess of cash flow.

Response:  The Registrant has revised “Prepayment and Extension Risk” in the “Principal Investment Risks” section as follows:

The Fund’s performance could be affected if ~~unexpected interest rate trends or an excess of cash flow cause~~ borrowers ~~to~~ pay back principal on debt securities before or after the market anticipates such payments, shortening or lengthening their duration.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 14, 2013

Comment 20:  In “Lower-Rated Debt Securities Risk” in the “Principal Investment Risks” section, please include disclosure about the securities being inherently speculative.

Response:  The Registrant has revised “Lower-Rated Debt Securities Risk” in the “Principal Investment Risks” section to include the following:

Lower-rated debt securities are considered by the major rating agencies to be predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments and carry a greater risk that the issuer of such securities will default in the timely payment of principal and interest.

Comment 21:  In “Foreign and Emerging Markets Risk” in the “Principal Investment Risks” section, please include additional disclosure about the risks of investing in emerging markets.

Response:  The Registrant has revised “Foreign and Emerging Markets Risk” in the “Principal Investment Risks” section to include the following:

Investing in emerging market countries involves risks in addition to and greater than those generally associated with investing in more developed foreign countries. ~~Securities of issuers in emerging markets countries may be more volatile and less liquid than securities of issuers in foreign countries with more developed economies or markets.~~  The governments of emerging market countries may be more unstable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose burdensome taxes that could adversely affect security prices. In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes. These countries may also have less developed legal and accounting systems. Securities markets in these countries are also relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid than securities issued in foreign countries with more developed economies or markets.

Comment 22:  If the Fund’s performance will be available on the internet or via telephone, please provide that information in the “Performance” section.

Response:  The Registrant has made the requested change.

Comment 23:  Please consider adding disclosure about swaptions and credit linked notes in the “Descriptions of Certain Practices and Security Types” section.

Response: The Registrant has deleted the references to swaptions and credit linked notes in the prospectus as it has determined that they will not be part of the Fund’s principal investment strategy.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 14, 2013

Comment 24:  In “Interest Rate Risk” in the “Additional Information about Principal Investment Risks” section, please briefly explain maturity and duration.

Response:  The Registrant has revised “Interest Rate Risk” in the “Additional Information about Principal Investment Risks” section as follows:

Interest Rate Risk. In general, the value of investments with interest rate risk, such as fixed income securities, will move in the direction opposite to movements in interest rates. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the longer the maturity (i.e., the term of the security) or duration (i.e., a measure of the sensitivity of debt securities to changes in market interest rates, based on the entire cash flow associated with the securities) of a debt security, the greater the effect a change in interest rates could have on the security’s price.

Comment 25:  In the “Distribution and Taxes” section, please add disclosure that shareholders who receive return of capital are not receiving net profits when they receive distributions and that shareholders should not assume distributions are made from net profits.

Response:  The Registrant has revised “Distribution and Taxes” in the “Additional Information about Principal Investment Risks” section to include the following:

Shareholders should review any notice that accompanies payment of dividends or other distributions to determine whether any portion of the payment represents a return of capital rather than the Fund’s net profits.

Comment 26:  Please confirm if the Fund will report a distribution yield.

Response:  The Registrant does not currently intend to report a distribution yield, but reserves the right to do so in the future.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,
/s/Marguerite W. Laurent Marguerite W. Laurent